Exhibit 99.1

Harvey Grossblatt, President
For Immediate Release Contact: Harvey Grossblatt, President Universal Security Instruments, Inc. 410-363-3000, Ext. 224 Or Zachary Mizener Lambert & Co. 315-529-2348

Universal Security Instruments Announces its Fourth-Quarter and Year-End Results

OWINGS MILLS, Md. July 14, 2022 - Universal Security Instruments, Inc. (NYSE Amex: UUU) today announced its financial results for the fourth quarter and its fiscal year ended March 31, 2022.

The Company reported:

•

For the fourth quarter ended March 31, 2022, sales increased $1,293,212 (43.1%) to $4,290,550 from $2,997,338 from the comparable period last year. The Company reported a net loss of $235,838, or $0.10 per basic and diluted share compared to a net loss of $456,838, or $0.20 per basic and diluted share for the comparable period of the previous year.

•

For the 12 months ended March 31, 2022, sales increased $2,029,634 (11.6%) to $19,549,785 versus $17,520,151 for the fiscal year ended March 31, 2021.  The Company reported a net loss of $78,150, or $0.03 per basic and diluted share, versus net income of $268,343 or $0.12 per basic and diluted share, for the same period last year. The results for the 12 months ended March 31, 2021 included forgiveness of the Company’s Payroll Protection Plan loan in the amount of $221,400.

Harvey Grossblatt, President and Chief Executive Officer said, “While our sales have increased for the year, our gross margins have decreased due to higher costs caused by supply chain disruptions due to ocean freight shortages, port congestion in Long Beach, California and domestic trucking issues. We are also experiencing difficulty obtaining raw materials such as micro-processing chips and other electrical components.

11407 CRONHILL DRIVE, SUITE A • OWINGS MILLS, MARYLAND 21117, USA

(410) 363-3000 • www.universalsecurity.com

UNIVERSAL SECURITY INSTRUMENTS, INC. is distributor of safety and security devices. Founded in 1969, the Company has an over 50-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms.  For more information on Universal Security Instruments, visit our website at www.universalsecurity.com. On February 25, 2022, the Company entered into an Agreement and Plan of Merger by and among the Company, a wholly owned subsidiary of the Company and Infinite Reality, Inc. Closing is subject to shareholder and regulatory approval. On May 16, 2022, the Company filed with the SEC a proxy statement and Form S-4 registration statement in connection with the Merger.

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"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, currency fluctuations, the impact of current and future laws and governmental regulations, and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

UNIVERSAL SECURITY INSTRUMENTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	(UNAUDITED)
	Three Months Ended March 31,
	2022	2021
Net sales	$4,290,550	$2,997,338
Net loss	(235,838)	(456,838)
Net loss per share – basic and diluted	(0.10)	(0.20)

Weighted average number of common shares outstanding Basic and diluted	2,312,887	2,312,887

	Fiscal Year Ended March 31,
	2022	2021
Net sales	$19,549,785	$17,520,151
Net (loss) income	(78,150)	268,343
Net (loss) income per share – basic and diluted	(0.03)	0.12

Weighted average number of common shares outstanding Basic and diluted	2,312,887	2,312,887

CONDENSED CONSOLIDATED BALANCE SHEETS

ASSETS
	March 31,
	2022	2021
Cash	$438,735	$160,604
Accounts receivable and amount due from factor	4,090,113	2,583,463
Inventory	6,229,061	4,181,193
Prepaid expenses	241,342	336,699
TOTAL CURRENT ASSETS	10,999,251	7,261,959

PROPERTY AND EQUIPMENT – NET	477,627	184,678
OTHER ASSETS	44,243	48,717
TOTAL ASSETS	$11,521,121	$7,495,354

LIABILITIES AND SHAREHOLDERS’ EQUITY

Line of credit - factor	$2,157,086	$18,904
Short-term portion of operating lease liability	131,880	171,122
Accounts payable– Trade	2,557,433	1,264,709
Note payable – Eyston Company Ltd.	1,081,440	—
Accrued liabilities	619,465	242,623
TOTAL CURRENT LIABILITIES	6,547,304	1,697,358
NOTE PAYABLE – Eyston Company Ltd. - noncurrent	—	1,081,440
LONG-TERM PORTION OF OPERATING LEASE LIABILITY	335,411	—
TOTAL LONG-TERM LIABILITIES	335,411	1,081,440
COMMITMENTS AND CONTINGENCIES	—	—
SHAREHOLDERS’ EQUITY
Common stock, $.01 par value per share; 20,000,000 authorized, 2,312,887 shares issued and outstanding at March 31, 2022 and 2021	23,129	23,129
Additional paid-in capital	12,885,841	12,885,841
(Accumulated Deficit)	(8,270,564)	(8,192,414)

TOTAL SHAREHOLDERS’ EQUITY	4,638,406	4,716,556
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$11,521,121	$7,495,354